United States securities and exchange commission logo





                               January 29, 2021

       Zhao Wenjing
       Chief Executive Officer
       Long Mall Internet Technology Co. Ltd.
       No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu
       No. 1 Nanzhi Road, Xiangfang District
       Harbin City, Heilongjiang Province
       People's Republic of China 150000

                                                        Re: Long Mall Internet
Technology Co. Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 11,
2021
                                                            File No. 333-250105

       Dear Ms. Wenjing:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 11, 2021

       Risk Factors, page 5

   1. Please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of
Justice, the SEC, and other authorities, to conduct investigations and inspections within
China. Please ensure you acknowledge Article 177 of PRC Securities
                                                        Law effective March
2020, possibly further limiting an overseas regulator from
                                                        conducting
investigations or from collecting evidence within China.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao     Wenjing
           Internet Technology  Co. Ltd.
Comapany
January 29,NameLong
            2021       Mall Internet Technology Co. Ltd.
January
Page 2 29, 2021 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Plan of Operations, page 16

2. Your disclosure here states that you acquired your WeChat mini program from a third party. Please revise your disclosure to clarify how you obtained rights to use the WeChat mini program (e.g., pursuant to a license agreement) and please tell us what consideration you have given to filing any agreement or understanding in respect of the same as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Results of Operations
Three Months Ended September 30, 2020 Compared to Three Months Ended September
30,
2019, page 17

3. You disclose here that your revenue in your most recent quarter was primarily attributable to sales on the WeChat mini program and Shunyi Street store sales. Please revise your discussion of your results of operations for this period to disclose what portion of your revenues were derived from the WeChat mini program and Shunyi Street store sales, respectively.
Business of the Company, page 21

4. Your disclosures on page 2 of your prospectus summary section, page 21 of your business of the company section, and page 16 of your plan of operations section suggest that your subsidiary has been developing your online-to-offline platform since 2017.
         However, your disclosure in your plan of operations section on page 16 and results of operations discussion on page 17 also provide that all of your online sales to date have been made through your WeChat mini program, which you describe as "an online E-store platform" that you acquired from a third party. Thus, it does not appear that your online-
         to-offline platform is currently operational. In addition, we note several references throughout your prospectus that suggest you are developing or have developed a "mobile application." Please revise your disclosure to clarify the operational status of your
         "mobile application" and online-to-offline platform, and clarify whether your "mobile application," online-to-offline platform, and WeChat mini program are the same platform.
         If they are not the same platform, clarify the relationship between your "mobile application," online-to-offline platform and WeChat mini program, and revise the disclosures throughout your prospectus to disclose the precise status of your business with respect to the development of your "mobile application" and online-to-offline platform.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao     Wenjing
           Internet Technology  Co. Ltd.
Comapany
January 29,NameLong
            2021       Mall Internet Technology Co. Ltd.
January
Page 3 29, 2021 Page 3
FirstName LastName
5. As a related matter, please revise your disclosure to clarify whether all online sales of your products will be made through your WeChat mini program or whether customers may purchase your products by other online means. Please also clarify in your disclosure whether your customers must have a WeChat account to utilize your WeChat mini
         program, online-to-offline platform, and/or    mobile application.
If sales can only be
         made through your WeChat mini program, please also revise your disclosure to discuss your reliance on WeChat's operating system.
6. Please revise to disclose how online payments from sales on your WeChat mini program are made and processed. To the extent you use any third-party online payment service providers, revise this section to disclose your use of such service providers. Also, please revise to disclose any material terms of any agreements you have with such providers and whether you are dependant on any such providers.
7. We note your discussion of your relationship with vendors in Note 6 to your unaudited financial statements for the three months ended September 30, 2020. Please revise to identify them. If they are your principal suppliers, please also disclose the role they play in your sale of fast-moving consumer goods and fresh produce provided to your customers and what you are purchasing from these vendors. Refer to Item 101(h)(4)(v) of
         Regulation S-K.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao     Wenjing
           Internet Technology  Co. Ltd.
Comapany
January 29,NameLong
            2021       Mall Internet Technology Co. Ltd.
January
Page 4 29, 2021 Page 4
FirstName LastName
Regulation, page 24

8. We note your response to comment 4, and your amended disclosures on page 24. We have the following comments based on your amended disclosures:

                Please revise to discuss the effects of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business. By way of example only, we note that your disclosure indicates that the Administrative Measures for Food Operation Licensing requires that, "Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities." Yet you do not disclose whether any of your corporate entities currently hold any Food Business Licenses, whether you have applied for such license, or whether you intend to apply for such license. In this regard, please revise your disclosure to clarify as much. Please also make conforming changes to similar disclosures throughout your filing.

                Please ensure your risk factor disclosures in your risks related to regulation section starting on page 10 is consistent with your disclosures in this section. For example, we note that your risk factor disclosure on page 10 does not appear to discuss any
              risks related to the    E-Commerce Law of the PRC," which you
refer to here. Further,
              your risk factor disclosure provides that the PRC imposes currency conversion restrictions, yet you do not discuss the relevant regulations related to currency restrictions in this section. Please revise to clarify or otherwise reconcile your disclosures.

                Finally, please ensure your disclosure in this section covers all relevant PRC and
              Heilongjiang Province regulations, including regulations relating to foreign investment, consumer protection, and PRC laws and regulations pertaining to the internet industry. With regard to PRC laws and regulations related to the internet industry, we note that the PRC extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. In this regard, we note that a substantial amount of your business appears to be composed of sales on an online trading platform service.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao     Wenjing
           Internet Technology  Co. Ltd.
Comapany
January 29,NameLong
            2021       Mall Internet Technology Co. Ltd.
January
Page 5 29, 2021 Page 5
FirstName LastName
       You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Robert Brantl (Counsel)